SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

EDISON INTERNATIONAL

(Name of Subject Company (Issuer))

EDISON INTERNATIONAL, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A

(Title of Class of Securities)

281020AT4

281020AS6

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza,

New York, NY 10006

212-225-2632

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Edison International, a California corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 11, 2023, as amended by Amendment No. 1 (the “Amendment No. 1”), filed with the SEC on October 25, 2023, by Amendment No. 2 (the “Amendment No. 2”), filed with the SEC on November 1, 2023, and by Amendment No. 3 (the “Amendment No. 3”), filed with the SEC on November 8, 2023 (as amended, the “Schedule TO”). The Schedule TO relates to the offers by the Company to purchase its outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock” and such offer, the “Series B Offer”) and its 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, the “Securities” and such offer, the “Series A Offer” and, together with the Series B Offer, the “Offers” each, an “Offer”) for a maximum aggregate purchase price in cash of up to $750 million (the “Maximum Aggregate Purchase Price”), plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 4 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offers expired on November 16, 2023 at 8:00 a.m., New York City time (the “Expiration Date”). Based on the count by the depositary for the Offers, as of the Expiration Date, $84,223,000 aggregate liquidation preference of Series B Preferred Stock and $61,497,000 aggregate liquidation preference of Series A Preferred Stock have been validly tendered and not validly withdrawn. Because the consideration for the Securities validly tendered and not validly withdrawn will be less than the Maximum Aggregate Purchase Price, the Company has accepted for purchase all such Securities validly tendered and not withdrawn as of the Expiration Date.

The consideration for the Securities tendered and accepted for purchase will equal $895 per $1,000 liquidation preference per share of Series B Preferred Stock pursuant to the Series B Offer and $915 per $1,000 liquidation preference per share of Series A Preferred Stock pursuant to the Series A Offer, plus Accrued Dividends (as defined in the Offer to Purchase). The Company expects that the settlement date for the Offers will be November 21, 2023. A copy of the press release announcing the expiration and results of the Offers is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

All conditions to the Offers were deemed satisfied or waived by the Company by the Expiration Date.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(C)	Expiration Press Release, dated November 16, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON INTERNATIONAL

By:	/s/ Maria Rigatti
Name: Maria Rigatti
Title: Executive Vice President and Chief Financial Officer

Date: November 16, 2023

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 11, 2023.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated October 11, 2023.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated October 11, 2023.

(a)(5)(B)**	Press Release, dated November 8, 2023.

(a)(5)(C)*	Expiration Press Release, dated November 16, 2023.

(b)	Not applicable.

(d)(1)	Certificate of Restated Articles of Incorporation of Edison International, effective December 19, 2006, together with all Certificates of Determination of Preference of Preferred Stock issued since December 19, 2006 (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(2)	Bylaws of Edison International, as amended effective, December 8, 2022 (File No. 1-9936, filed as Exhibit No. 3.1 to Edison International’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Form of Certificate representing Series A Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.375% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series A) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(4)	Form of Certificate representing Series B Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.00% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series B) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Filed previously